UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 1)
Pioneer Drilling Company
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
723655106
(CUSIP Number)
December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[ ]   Rule 13d-1(c)

[ ]   Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 723655106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Artis Capital Management, L.P. 943405314
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN, IA

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CUSIP No. 723655106

ITEM 1(a) -	NAME OF ISSUER:
Pioneer Drilling Company
ITEM 1(b) -	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
1250 N.E. Loop 410, Suite 1000 San Antonio, Texas 78209
ITEM 2(a) -	NAME OF PERSON FILING:

This statement is being filed by Artis Capital Management, L.P., a California limited partnership (“Artis”).  Artis, a registered investment adviser, serves as investment adviser to various investment funds that directly hold the Common Stock for the benefit of the investors in those funds.  Artis Capital Management, Inc. (“Artis Inc.”) is the general partner of Artis. Stuart Peterson (“Mr. Peterson”) is the president of Artis Inc. and the controlling owner of Artis and Artis Inc. By virtue of these relationships, Artis Inc. and Mr. Peterson may be deemed to beneficially own the Common Stock held by the funds; however, the filing of this statement shall not be construed as an admission that Artis Inc. or Mr. Peterson is the beneficial owner of the Common Stock held by the funds.

ITEM 2(b) -	ADDRESS OF PRINCIPAL BUSINESS OFFICE:
One Market Plaza, Steuart Tower, Floor 27, San Francisco, California 94105.
ITEM 2(c) -	CITIZENSHIP:
California
ITEM 2(d) -	TITLE OF CLASS OF SECURITIES:
Common Stock, par value $0.10 per share
ITEM 2(e) -	CUSIP NUMBER:
723655106
ITEM 3 -	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940(15 U.S.C. 80a-8).
(e) [ X] An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

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CUSIP No. 723655106

(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g) [ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).
[ ] If this statement is filed pursuant to §240.13d-1(c), check this box.
ITEM 4 -	OWNERSHIP:
The information set forth in Rows 5 through 11 of the cover page to this Schedule 13G is incorporated herein by reference.
ITEM 5 -	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X].

ITEM 6 -	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable.
ITEM 7 -	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:
Not Applicable

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CUSIP No. 723655106

ITEM 8 -	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not Applicable
ITEM 9 -	NOTICE OF DISSOLUTION OF GROUP:
Not Applicable
ITEM 10 -	CERTIFICATION:

Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.  By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 723655106
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2012

ARTIS CAPITAL MANAGEMENT, L.P.
By:	/s/ Robert A. Riemer
Name: Robert A. Riemer Title: Chief Financial Officer and Chief Compliance Officer